Fox Rothschild LLP
ATTORNEYS AT LAW

2000 Market Street, Tenth Floor
Philadelphia, PA 19103-3291
Tel 215-229-2000 Fax 215.229.2150
www.foxrothschild.com

Stephen M. Cohen
Direct Dial:  (215) 299-2744
Internet Address:  smcohen@foxrothschild.com

July 3, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549
Attention:  Anne Nguyen Parker

Re:         Maverick Oil and Gas, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 29, 2008
File No. 0-50428

Dear Mr. Donahue:

We thank you for your comment letter dated June 17, 2008  (the “Comment Letter”)  addressed to Maverick Oil and Gas, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

General

1.           We refer you to disclosure at page one of the information statement in which you state that the Company received written consents in lieu of a meeting of stockholders from the holders of 50.2% of the outstanding shares of capital stock of the Company approving the a reduction in the number of issued and outstanding shares of the Company’s Common Stock on a 1 for 50 basis.  It appears from your disclosure elsewhere in the filing that officers, directors and greater than 5% owners did not account for greater than 50% of the holders who approved the reverse stock split.  We direct you to Rule14a-2 of Regulation 14A and the definition of “solicitation.”  Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14A, including how you obtained the consents from your shareholders.  We may have further comment.

A Pennsylvania Limited Liability Partnership

California   Delaware   Florida   Nevada   New Jersey   New York   Pennsylvania

July 3, 2008

The Company believes that it is eligible to use Schedule 14C because, after taking into account officers, directors and 5% owners, along with former officers and other interested stockholders, the Company received the consents of not more than ten (10) stockholders of the Company.

In total, the Company received the consent of 13 stockholders holding a total of 50.1% of the outstanding shares entitled to vote.  Of such stockholders, four (4) consisted of the Company’s current officers, directors and 5% owners.  In addition, the Company received the consent of three (3) other shareholders who are closely connected to the Company, including a former officer of the Company, a partner in certain of the Company’s former oil and gas projects and a stockholder (financial institution) to whom the Company had a contractual obligation to complete the reverse split.  In summary, of the consents, seven (7) were received from affiliates and interested stockholders, and only six (6) were received from unaffiliated and uninterested stockholders.  Accordingly, the Company believes that it should be eligible to use Schedule 14C.

The Reverse Split, page 4

2.           Please disclose the number of shares that will available for issuance as a result of the reverse stock split.

After the reverse stock split is effective, the Company expects to have approximately 332,637,142 available for issuance.  Since all fractional shares will be rounded up to the next highest number of whole shares, the foregoing number may change depending on the number of fractional shares that occur as a result of the reverse stock split.

3.           We note your disclosure that the principal purpose of the reverse split is to provide flexibility in order to complete a business combination and/or financing contemplated by your business plan.  Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions.  If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

The Company has no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

July 3, 2008

We believe that the Company has adequately responded to the outstanding comments.  Please call me directly at (215) 299-2744 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:	/s/ Stephen M. Cohen
Stephen M. Cohen

cc:	Mr. John A. Ruddy, Chief Executive Officer
Maverick Oil and Gas, Inc. Mr. Sean Donahue, Division of Corporate Finance

Attachment A

July 3, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549
Attention:  Anne Nguyen Parker

Re:         Maverick Oil and Gas, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 29, 2008
File No. 0-50428

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Maverick Oil and Gas, Inc. dated June 17, 2008, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Maverick Oil and Gas, Inc.

By: /s/ John A. Ruddy
John A. Ruddy
Chief Executive Officer